Arthur J. Gallagher & Co.

The Gallagher Centre

Two Pierce Place

Itasca, IL 60143-3141

July 6, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Att: Jeffrey Riedler

Re:	Arthur J. Gallagher & Co.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement filed March 29, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

File No. 001-09761

Dear Mr. Riedler:

This letter is in reference to your letter dated June 23, 2010 containing comments of the Staff of the Securities and Exchange Commission (the “Comment Letter”) relating to the above-referenced filings of Arthur J. Gallagher & Co. (the “Company”). As discussed with Karen Ubell of your office on July 6, 2010, because of summer vacation schedules of several key personnel of the Company, the Company requires additional time to respond fully to the comments. The Company intends to submit its response to the Comment Letter by July 9, 2010.

If you have any questions or require additional information, please do not hesitate to contact me at (630) 285-3448.

Sincerely,

/s/ Walter D. Bay
Walter D. Bay
Vice President, General Counsel and Secretary